Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Series IV

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
This contract was previously sold under various marketing names depending on which distribution partner sold the product and/or when the product was sold. These marketing names include: Leaders Series IV, Leaders Access Series IV, Leaders Plus Series IV, Leaders Outlook Series IV, Leaders Platinum Series I, Leaders Platinum Outlook Series I, Leaders / Chase Series III, Huntington Leaders Series II, Huntington Leaders Outlook Series IV, Leaders Ultra, Leaders Select Series II, Leaders Select Outlook Series II, and Leaders Select Plus Series I.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.17%
AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.86%
Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%
LVIP JPMorgan Core Bond Portfolio - Standard Class Adviser: JPMorgan Investment Management, Inc.	0.49%
LVIP JPMorgan Mid Cap Value Portfolio - Standard Class Adviser: JPMorgan Investment Management, Inc.	0.74%
Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.07%*

HV-8184